NORTHERN LIGHTS FUND TRUST

                                                                                                                                                                        450 Wireless Blvd.

                                                                                                                                                                        Hauppauge, New York 11788

Emile R. Molineaux

Secretary

Direct Telephone: (631) 470-2600

Fax: (631) 470-2701

E-mail: emilem@geminifund.com                                                                                                                                                                        October 16, 2009

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

Attn: Laura Hatch

RE:

Pacific Financial Core Equity Fund

Pacific Financial Explorer Fund

Pacific Financial International Fund

Pacific Financial Strategic Conservative Fund and

Pacific Financial Tactical Fund

(each a “Fund” and collectively the “Funds”)

of the Northern Lights Fund Trust

File Nos. 333-122917; 811-21720

Dear Ms. Hatch:

On behalf of the Registrant(s), this letter responds to the comments you provided by telephone on Friday, September 11, 2009, with respect to the Annual N-CSR filing for the above-referenced Funds for the fiscal year ended April 30, 2009.  Your comments are set forth below, and each is followed by the Registrant’s response.

Comment 1:

With respect to Management’s Discussion of Fund Performance (“MDFP”), insufficient discussion was provided to comply with the reporting requirements, under   ITEM 22 (b)(7)(i) of Form N-1A, namely:

“Discuss the factors that materially affected the Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund’s investment adviser.”

Response 1:

The Funds provided performance graphs, growth and top ten holdings information as part of the MDFP disclosure in the annual report.  In addition, the Funds provided a brief shareholder letter.

In future N-CSR filings, the Adviser will be asked to discuss in greater detail the factors that materially affected the Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Adviser in managing the Funds’ portfolios.

Comment 2:	Each Fund has consistently high portfolio turnover. Please verify that high portfolio turnover is included as a principal risk of the Funds.
Response 2:

 The following is disclosed as a principal risk of the Funds in their current prospectus dated September 1, 2009:

Portfolio Turnover Risk (All Funds): The frequency of a Fund’s transactions will vary from year to year. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs and may result in taxable capital gains. Higher costs associated with increased portfolio turnover may offset gains in a Fund’s performance.   Each Fund’s portfolio turnover is expected to be over 100% annually, as the Funds are actively traded.

Comment 3:

In the Expense Example, it appears that the hypothetical expense example numbers are incorrect for all funds, as follows: the six-month expense example - actual vs. hypothetical - the actual numbers appear okay, but the hypothetical numbers appear inaccurate - while the funds have different expense ratios, the amounts in the example appear too similar.

To the extent there is a mistake, it should be corrected or cannot be incorporated by reference in the prospectus.

Response 3:

Pursuant to your conversation with our Senior Administrative Staff, we have filed an amended Form N-CSR on October 8, 2009, to correct the inaccurate hypothetical expense example information.  Therefore the Funds’ SAI currently references the annual report correctly.

The Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*          *          *

Please contact me at (631) 470-2616 if you should require any further information.

Sincerely,

/s/ Emile R. Molineaux

Emile R. Molineaux

Secretary

Northern Lights Fund Trust